SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from __________ to ____________

Commission File No. 001-15185

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN
(Full Title of Plan)

FIRST HORIZON NATIONAL CORPORATION
(Issuer of Securities Held Pursuant to Plan)

165 MADISON AVENUE
MEMPHIS, TENNESSEE 38103
(Address of Principal Executive Office of Issuer and of Plan)

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

(With Reports of Independent Registered Public Accounting Firms Thereon)

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Note:

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is nothing to report.

Report of Independent Registered Public Accounting Firm

To the Pension, Savings and Flexible Compensation Committee
First Horizon National Corporation Savings Plan
Memphis, Tennessee

We have audited the accompanying statement of net assets available for benefits of First Horizon National Corporation Savings Plan (the "Plan") as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of First Horizon National Corporation Savings Plan as of December 31, 2010 was audited by other auditors whose report dated June 28, 2011, expressed an unqualified opinion on that statement.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in its net assets available for benefits for the year ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year), as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2011 financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Memphis, Tennessee
June 25, 2012

Report of Independent Registered Public Accounting Firm

To the Pension, Savings and Flexible Compensation Committee
First Horizon National Corporation Savings Plan
Memphis, Tennessee

We have audited the accompanying statement of net assets available for benefits of First Horizon National Corporation Savings Plan (the "Plan") as of December 31, 2010. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Thompson Dunavant PLC

Memphis, Tennessee
June 25, 2012

1A

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010

Assets:
Investments - at fair value: (Notes 2, 8 and 10)
First Horizon National Corporation, common stock fund	$91,504,126	$135,923,125
Mutual funds	122,955,382	188,230,649
Money market funds	21,537,541	25,646,514
Stable value fund (common/collective trust)	26,858,242	25,403,745
Common/collective trust funds	58,934,550	13,127,587
Segregated participant investments	1,340,938	1,467,150
Self-directed brokerage account	2,005,317	—

Total investments - at fair value	325,136,096	389,798,770

Cash - Brokerage Window	5,039	—

Receivables:
Employer contributions	1,873,202	1,666,584
Interest	1,391	1,722
Notes receivable from participants	7,765,353	8,413,459
Due from broker	15,675	21,927
Interest and dividends - brokerage window	2,361	—

Total receivables	9,657,982	10,103,692

Total assets	334,799,117	399,902,462

Liabilities:
Expense accrual	279,153	133,744
Due to broker	864,880	1,032,281
Due to broker - brokerage window	38,646	—

Total liabilities	1,182,679	1,166,025

Net assets available for benefits, at fair value	333,616,438	398,736,437

Adjustment to contract value from fair value for interest in common/collective trust relating to fully benefit-responsive investment contracts	(885,508)	(780,674)

Net Assets Available for Benefits	$332,730,930	$397,955,763

See accompanying notes to financial statements.

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2011

2011

Additions:
Additions to (deductions from) net assets attributed to:
Investment income:
Net (depreciation) in investments (See note 8)	$(50,467,153)
Dividend income	5,799,162

Total investment (loss)	(44,667,991)

Interest income on notes receivable from participants	234,605

Contributions:
Participants	18,732,192
Employer	10,217,400
Rollovers	491,107

Total contributions	29,440,699

Total additions (deductions)	(14,992,687)
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants or beneficiaries	49,581,683
Administrative expenses	650,463

Total deductions	50,232,146

Net decrease	(65,224,833)
Net assets available for benefits:
Beginning of year	397,955,763

End of year	$332,730,930

See accompanying notes to financial statements.

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Plan Description

The following description of First Horizon National Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution retirement savings plan established April 23, 1978, for qualified employees of First Horizon National Corporation and certain affiliates (the Company or Plan Sponsor) to provide a savings plan for those employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Since inception, the Plan agreement has been amended periodically to conform with provisions of ERISA and other laws and regulations. The Plan is administered by the Pension, Savings and Flexible Compensation Committee of the Company. Wilmington Trust serves as trustee of the Plan. Pursuant to the Plan document, certain retirees are allowed to segregate and direct their accounts into investments outside the investment options available to active participants and defer payment of benefits. These segregated accounts are presented in a single line item in the financial statements and are trusteed by First Tennessee Bank National Association (FTBNA), the Company’s primary affiliate. Hewitt Associates (now Aon Hewitt) is the recordkeeper of the Plan.

Effective April 1, 2011, two new funds were added to the Plan. Lord Abbett Developing Growth Fund (LADYX) replaced the Copper Rock Emerging Growth Fund (OMIRX) and Thornburg International Value Fund (TIVRX) replaced the Harbor International Equity Fund (HAINX). Any funds remaining in the two funds being eliminated were mapped to the fund replacing them respectively.

Effective July 1, 2011, a Self-Directed Brokerage Account (SDBA) was offered within the Plan.

(a)	Contributions

Under the terms of the Plan, full-time employees are eligible to participate in the Plan immediately. Part-time employees are eligible to participate upon completion of twelve months of service in which they have worked 1,000 hours or more. A participant may authorize payroll deductions from 1% to 60% of eligible pay (subject to certain legal limitations) as contributions, to be invested as authorized by the participant. The Plan allows participants to make Pre-tax and Roth contributions (from 1% to 50% of eligible pay) and other after-tax contributions (from 1% to 10% of eligible pay). Participants may also rollover amounts representing distributions from other defined benefit and/or defined contribution plans. Participants direct their contributions into various investment options offered by the Plan and may elect to change their investment authorizations at any time.

Effective January 1, 2011, the Plan provided a 1% automatic enrollment feature.

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Plan Description (continued)

The Company makes three types of contributions on behalf of participants to the Plan.

Company matching contributions - After one year of service all participants are eligible for matching contributions. All participants receive 50% of the first 1% to 6% of participant pre-tax and Roth 401(k) contributions and are invested in the First Horizon National Corporation Stock Fund (ESOP). These contributions may be redirected into the other investment options within the plan. These contributions are 100% vested at all times.

Company savings contributions – The Company provides Flexible Dollars to employees to spend on benefits or to deposit into the Plan. Participants’ Flexible Dollars deposited into the Plan are identified as Company savings contributions and are not eligible for matching contributions. These contributions are 100% vested at all times.

The Company also makes Employer Non Elective Contributions (ENEC) for employees who are not participants in the First Horizon Pension Plan. ENEC contributions, which are based upon Company performance, are determined annually as a percentage of an eligible participant’s eligible earnings. These contributions are subject to a two year vesting schedule at which point they become 100% vested.

	(b)	Payment of Benefits

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in their account, or installment payouts, as defined. For termination of service for other reasons, a participant may receive the value of the interest in their account as a lump-sum distribution. The Plan also provides for in-service and hardship withdrawals. A participant may request a withdrawal of all or part of their after-tax, rollover and vested ENEC contributions at any time. Upon obtaining the age of 59 ½, a participant may request a withdrawal of all or a portion of the value of their vested account. In-service withdrawals are limited to four such withdrawals during a calendar year. Hardship withdrawals are allowed at any time for certain financial needs, as defined. Account balances invested in the ESOP may be received in the form of shares of Company common stock.

	(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and Plan earnings or losses, and is charged with an allocation of asset management fees and certain other recordkeeping expenses. Allocations are based upon participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Plan Description (continued)

	(d)	Vesting

Participants are vested immediately in their contributions, the Company matching contributions and the Company savings contributions, plus actual earnings thereon. Vesting in the ENEC portion of their accounts is based on years of continuous service. ENEC contributions are subject to a two year vesting schedule at which point the contributions become 100% vested.

	(e)	Forfeited accounts

At December 31, 2011 forfeited nonvested accounts totaled $84,524. Forfeited amounts are reallocated to eligible participants based upon eligible compensation as defined by the plan agreement.

Effective July 2011, the plan was amended to allow forfeitures to be used to offset employer contributions, be applied to restore participant’s non-vested account upon timely exercise of a buy-back right, or be applied towards expenses of administration of the plan or its related trust.

	(f)	Participant Notes Receivable

Active employee participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. General purpose loan terms range from 6 to 60 months and primary residence loan terms range from 6 to 120 months. The loans are secured by the balance in the participant’s account. Interest rates are set quarterly based on the interest rate on the 15th day of the month preceding the new quarter and is based on the prime rate as published in the Wall Street Journal. At December 31, 2011 interest rates ranged from 3.25% to 8.50%. Principal and interest is paid ratably through payroll deductions. Prior to April 1, 2009 participants could have up to 3 loans outstanding at one time. After April 1, 2009 up to two loans may be outstanding at one time, but participants can have only one general purpose loan and one primary residence loan per calendar year. Participants who rolled over three outstanding loans prior to April 1, 2009 will be allowed to keep the outstanding loans.

(2)	Summary of Significant Accounting Policies

	(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting, with the exception of benefit payments which are recorded when paid.

As described in Accounting Standard Codification 962 (“ASC 962”), formerly known as Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investments in fully benefit-responsive investment contracts are required to be presented at fair value. However, contract value is the relevant

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(2)	Summary of Significant Accounting Policies (continued)

measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit responsive contracts in the stable value fund. As required by ASC 962, the accompanying Statement of Net Assets Available for Benefits presents the fair value of the investments in the stable value fund as well as the adjustment to contract value relating to the investment contracts. The accompanying Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

	(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

	(c)	Investment Valuation and Income Recognition

Investments in mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges as of the last business day of the year. Investments in money market funds are stated at fair value based on the closing net asset value of shares held by the Plan at year end. The investment in the stable value fund is stated at contract value as determined by the issuer based on the cost of the underlying investments in guaranteed investment contracts plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. Other common/collective trust funds are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. Investments in common stocks are valued at the last reported sales price on the last business day of the year. U.S. government agency securities are valued at the mean of the bid and ask prices on the last business day of the year. Investments held in the self-directed brokerage account constitute of a broad array of stocks, mutual funds and partnerships/joint venture interests. Fair values of these investments are determined based on evaluated prices using observable, market-based inputs such as data from Interactive Data. There were no changes in the valuation methodologies used at December 31, 2011 and 2010.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or future fair values. Furthermore, although plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(2)	Summary of Significant Accounting Policies (continued)

Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis and is recognized when earned. Dividend income is accrued on the ex-dividend date. Realized gains and losses from investment transactions are reported on the average cost method. Investment income includes unrealized appreciation and depreciation of investments.

Pursuant to the Plan document, certain retirees are allowed to segregate and direct the investment of their accounts and defer payment of benefits. These investments are individually valued according to the accounts and are presented in a single line item in the financial statements.

Effective July 1, 2011, the Plan also made available to plan participants a self-directed brokerage account, in which participants may invest in a broad array of stocks and mutual funds.

	(d)	Contributions

Participant and Employer contributions are recognized when earned. Rollovers are recognized when approved by the Plan Sponsor.

	(e)	Benefit Payments

Benefits paid to participants or beneficiaries are recognized when paid.

	(f)	Administrative Expenses

Administrative expenses are recognized when incurred.

	(g)	Participant Notes Receivable

Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan agreement.

	(h)	Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in U.S. generally accepted accounting principles and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(3)	Risks and Uncertainties

Investment securities, including First Horizon National Corporation common stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(4)	Concentration of participant investments

The Plan has a significant portion of its assets invested in First Horizon National Corporation common stock. This investment in First Horizon National Corporation common stock approximates 28% of the Plan’s net assets available for benefits as of December 31, 2011.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the Plan provides that all affected participants’ interests will become fully vested and nonforfeitable.

(6)	Tax Status of Plan

The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by a letter dated October 24, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receipt of such letter; however, the Plan’s management believes that the Plan remains in compliance with the applicable requirements of the IRC. Management is unaware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to December 31, 2008.

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(7)	Related Party Transactions

Certain plan investments are shares of First Horizon National Corporation common stock and mutual funds and common collective trust funds managed by Wilmington Trust Company. First Horizon National Corporation is the Plan sponsor and Wilmington Trust Company is the trustee and custodian and, therefore, these transactions qualify as party-in-interest transactions.

The Company also provides the Plan with certain management and administrative services for which no fees are charged.

(8)	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31, 2011 and 2010:

	2011	2010

First Horizon National Corporation – common stock	$91,504,126	$135,923,125
Royce Premier Fund	40,828,374	46,841,018
Blackrock S&P 500 Index Fund	40,643,774	—
Dodge & Cox Balanced Fund	27,074,008	34,678,977
Invesco Stable Value Fund	26,858,242	25,403,745
Thornburg Int’l Value Fund – R5	24,687,889	—
Vanguard 500 Index Fund – Admiral	—	46,156,861
Harbor Fund International Fund	—	33,919,286
Goldman Sachs Financial Square – money market fund	19,660,714	23,803,266

For the year ended December 31, 2011, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, depreciated in value by $(50,476,153), as follows:

2011

First Horizon National Corporation – common stock fund	$(42,611,632)
Common stock	(10,832)
Common/collective trust funds	(1,987,450)
Mutual funds/money market funds	(5,716,485)
Partnerships/joint venture	2,643
Segregated participant investments	(143,397)

$(50,467,153)

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(9)	Fully Benefit Responsive Investments

The Plan invests in the Invesco Stable Value Trust which is a collective trust fund in the Institutional Retirement Trust. The Trust’s primary investment objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers. The Trust holds synthetic guaranteed investment contracts (GIC’s). The GIC’s are portfolios of securities owned by the Trust with wrap contracts associated with the portfolios. The fair value of wrap contracts is determined by Invesco National Trust Company based on the change in the present value of the contract’s replacement cost. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustment for withdrawals.

The crediting rate on the wrap contracts is accrued daily under the trust’s wrap agreements and is the product of the contract value of the wrap agreements multiplied by the crediting rate as determined pursuant to the wrap agreement. The wrapper contract provides that the adjustments to the interest crediting rate will not result in an interest crediting rate that is less than zero. Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis according to each contract.

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. Management of the trust believes it is not probable that such events would be of sufficient magnitude to limit the ability of the trust to transact at contract value with the participants in the trust.

The average yield of the stable value fund was 1.231% for 2011 and 2.392% for 2010 and the crediting interest rate was 1.990% for 2011 and 3.260% for 2010.

(10)	Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(10)	Fair Value Measurements (continued)

	Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

	Level 2	Inputs to the valuation methodology include:
		•	quoted prices for similar assets or liabilities in active markets;
		•	quoted prices for identical or similar assets or liabilities in inactive markets;
		•	inputs other than quoted prices that are observable for the asset or liability;
		•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

	Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011:

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(10)	Fair Value Measurements (continued)

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Mutual funds
Balanced Fund	$27,074,008	$—	$—	$27,074,008
Large Cap Funds	7,990,575	—	—	7,990,575
Small Cap Funds	40,828,374	—	—	40,828,374
Fixed Income Funds	15,979,325	—	—	15,979,325
International Funds	24,687,889	—	—	24,687,889
Growth Funds	6,395,211	—	—	6,395,211

Total mutual funds	122,955,382	—	—	122,955,382
Common stocks
Banking/financial services	91,504,126	—	—	91,504,126
Other	1,174,677	—	—	1,174,677

Total common stocks	92,678,803	—	—	92,678,803
U.S. government securities		72,196	—	72,196
Money market funds	21,631,606	—	—	21,631,606
Common/collective trust funds
Index Funds	—	58,934,550	—	58,934,550
Stable Value Funds	—	26,858,242	—	26,858,242

Total common/collective trust funds	—	85,792,792	—	85,792,792
Self directed brokerage window
Short-term investments	635,775	—	—	635,775
Common stock	679,191	—	—	679,191
Mutual funds	654,276	—	—	654,276
Partnerships	36,075	—	—	36,075

Total self directed brokerage window	2,005,317	—	—	2,005,317

	$239,271,108	$85,864,988	$—	$325,136,096

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(10)	Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010:

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual funds
Balanced Fund	$34,678,977	$—	$—	$34,678,977
International Fund	33,919,286	—	—	33,919,286
Large Cap Funds	3,855,196	—	—	3,855,196
Emerging Growth Fund	5,166,167	—	—	5,166,167
Small Cap Funds	46,841,018	—	—	46,841,018
Index Funds	46,156,861	—	—	46,156,861
Fixed Income Fund	17,613,144	—	—	17,613,144

Total mutual funds	188,230,649	—	—	188,230,649
Common stocks
Banking/financial services	136,017,892	—	—	136,017,892
Other	790,399	—	—	790,399

Total common stocks	136,808,291	—	—	136,808,291
U.S. government securities		82,027	—	82,027
Money market funds	26,146,472	—	—	26,146,472
Common/collective trust funds
Index Funds	—	13,127,586	—	13,127,586
Stable Value Funds	—	25,403,745	—	25,403,745

Total common/collective trust funds	—	38,531,331	—	38,531,331

	$351,185,412	$38,613,358	$—	$389,798,770

(11)	Benefits Payable

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but have not been paid as of December 31, 2011 or 2010. Plan assets allocated to these participants were $87,639 for 2011 and $53,679 for 2010.

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

12)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 expected to be filed for 2011:

	2011	2010

Net assets available for benefits per the financial statements	$332,730,930	$397,955,763
Less: Benefit payable	(87,639)	(53,679)
Add: Adjustment to contract value	885,508	780,674

Net assets available for benefits per the Form 5500	$333,528,799	$398,682,758

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 expected to be filed for 2011:

2011

Benefits paid to participants per the financial statements	$49,581,683
Less: accrual for prior year	(53,679)
Add: accrual for current year	87,639

Benefits paid to participants per the Form 5500	$49,615,643

The following is a reconciliation of the total increase (decrease) in net assets of the plan per the financial statements to the Form 5500 expected to be filed for 2011:

2011

Total (decrease) in assets per the financial statements	$(65,224,833)
Cumulative adjustment to contract value	104,834
Cumulative benefits payable	(33,960)

Net income (loss) per the Form 5500	$(65,153,959)

(13)	Subsequent Events Evaluation

Management has evaluated the need for disclosures and/or adjustments resulting from subsequent events through June 25, 2012, the date these financial statements were issued. The evaluation determined that there were no subsequent events that necessitated disclosure and/or adjustments.

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Plan Number: 002
EIN: 62-0803242
December 31, 2011

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value

*	Wilmington Prime Money Market Fund W Class	Money market fund	$1,876,827
	Goldman Sachs Financial Square Government	Money market fund	19,660,714

		Total money market funds	21,537,541

	First Horizon Self Directed Brokerage Account	Self-Directed Brokerage Account	2,005,317

	Invesco Stable Value Fund	Common/collective - stable value fund	26,858,242

	Barclays Global Life Path Index 2015 Fund	Common/collective trust fund	2,779,651
	Barclays Global Life Path Index 2020 Fund	Common/collective trust fund	2,806,459
	Barclays Global Life Path Index 2025 Fund	Common/collective trust fund	2,932,199
	Barclays Global Life Path Index 2030 Fund	Common/collective trust fund	2,141,459
	Barclays Global Life Path Index 2035 Fund	Common/collective trust fund	1,346,752
	Barclays Global Life Path Index 2040 Fund	Common/collective trust fund	1,189,922
	Barclays Global Life Path Index 2045 Fund	Common/collective trust fund	1,119,272
	Barclays Global Life Path Index Retirement	Common/collective trust fund	2,011,418
	Blackrock Aggregate Bond Index Fund	Common/collective trust fund	1,344,270
	Blackrock MSCI ACWI EX US Fund	Common/collective trust fund	292,553
	Blackrock Russell 2000 Index Fund	Common/collective trust fund	326,821
	Blackrock S&P 500 Index Fund	Common/collective trust fund	40,643,774

		Total common/collective trust funds	58,934,550

	Dodge & Cox Balanced Fund	Mutual fund	27,074,008
	T Rowe Price Institution Large Cap Value Fd	Mutual fund	4,560,277
	Mainstay Large Cap Growth Fund	Mutual fund	3,430,298
	Royce Premier Fund	Mutual fund	40,828,374
	Goldman Sachs Core Fixed Income	Mutual fund	15,979,325
	Lord Abbett Developing Growth Fund Inc	Mutual fund	6,395,211
	Thornburg Intl Value Fund-R5	Mutual fund	24,687,889

		Total mutual funds	122,955,382

*	First Horizon National Corporation	First Horizon National Corporation common stock fund, 12,328,232.8817 units	91,504,126

*	Various participants	Loan fund, interest rates ranging from 3.25% to 8.50%, collateralized by participants’ right, title and interest in and to the Plan	7,765,353

	Segregated participant investments:

	Fidelity Inst’l Govt Portfolio	Money market fund	94,065

	Federal Home Loan Bank	U.S. government agency note, 6.0%, due 2/12/2016	72,196

	Exxon Mobil Corporation	Corporate stock, 11,886 shares	1,007,457
	Murphy Oil Corporation	Corporate stock, 3,000 shares	167,220

		Total corporate stock	1,174,677

			$332,901,449

* Indicates party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

EXHIBITS

The following documents are filed as exhibits to this Form 11-K:

1.	Consent of Independent Registered Public Accounting Firm [Mayer Hoffman McCann PC].

2.	Consent of Independent Registered Public Accounting Firm [Thompson Dunavant PLC].

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension, Savings and Flexible Plan Committee of the First Horizon National Corporation Savings Plan (“Plan”) has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Date: June 26, 2012	By:	/s/ Salomon Mizrahi

Salomon Mizrahi
Senior Vice President – Total Rewards, and Member of the Pension, Savings and Flexible Compensation Committee

EXHIBIT INDEX

No.	Description

23.1	Consent of Independent Registered Public Accounting Firm [Mayer Hoffman McCann PC]

23.2	Consent of Independent Registered Public Accounting Firm [Thompson Dunavant PLC]